UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: September 30, 2004
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (920) 433-4901	39-1775292

Item 1.02   Termination of a Material Definitive Agreement

Sale of Sunbury Generation Station to Duquesne Power L.P.

On September 30, 2004, WPS Power Development, Inc, a subsidiary of WPS Resources, received a letter of termination from Duquesne Power, L.P. related to the previously announced agreement to sell its Sunbury Generation Station to Duquesne for approximately $120 million. Duquesne issued its letter of termination following a determination by the Pennsylvania Public Utility Commission earlier today not to reconsider its earlier approved Provider of Last Resort ("POLR") plan, which Duquesne believes does not satisfy a closing condition in the agreement.

WPS Power Development does not believe Duquesne has a valid right to terminate the agreement and it is currently reviewing its options in respect to this termination letter. WPS Power Development believes it will be entitled to a termination payment of approximately $5,500,000, as well as any other rights and remedies it may have under the agreement.

The Sunbury station consists of six boilers supplying steam for four turbine generators with a total coal-fired generating capacity of 402 megawatts. In addition, the station includes two oil-fired combustion turbine generators and two diesel generators with operating capacities of 42 megawatts and 5.5 megawatts, respectively. The facility, which is located on 216 acres of land near the town of Shamokin Dam, in Snyder County, Pennsylvania, provides power into the PJM interconnection regional transmission organization.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend" and other similar words. Forward-looking statements are beyond the ability of WPS Resources or Wisconsin Public Service to control and, in many cases, WPS Resources or Wisconsin Public Service cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Wisconsin Public Service's periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: September 30, 2004